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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                          TODHUNTER INTERNATIONAL, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    889050100
                                 (CUSIP Number)

                                 GODFREY D. BAIN
                                ANGOSTURA LIMITED
                    CORNER EASTERN MAIN ROAD & TRINITY AVENUE
                          LAVENTILLE, TRINIDAD & TOBAGO
                            (868) 623-2101, EXT. 120
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    Copy to:

                              OLIVER EDWARDS, ESQ.
                              HOLLAND & KNIGHT LLP
                                  195 BROADWAY
                            NEW YORK, NEW YORK 10007


                                 AUGUST 12, 1999
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report to the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                             EXHIBIT INDEX ON PAGE 5


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                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP NO. 889050100                                            PAGE 2 OF 5 PAGES
-------------------                                            -----------------

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1       NAME OF REPORTING PERSON
        Angostura Limited

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         N/A
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)[ ]

                                                                    (b)[ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

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4       SOURCE OF FUNDS

        WC; BK

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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               [ ]

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6       PLACE OF ORGANIZATION

        Trinidad & Tobago
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                          7      SOLE VOTING POWER
        NUMBER OF                1,650,220
         SHARES           ------------------------------------------------------
      BENEFICIALLY
        OWNED BY          8      SHARED VOTING POWER
          EACH                   NONE
        REPORTING         ------------------------------------------------------
         PERSON
          WITH            9      SOLE DISPOSITIVE POWER
                                 1,650,220
                          ------------------------------------------------------

                          10     SHARED DISPOSITIVE POWER
                                 NONE
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,650,220 shares of common stock, $0.01 par value

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES CERTAIN SHARES
                                                                         [ ]
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        30.0%

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14      TYPE OF REPORTING PERSON

        CO
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         This Amendment No. 1 amends and supplements the Statement on Schedule
13D (the "Schedule 13D") originally filed with the Commission on July 30, 1999 by Angostura Limited (the "Company"). The items of the Schedule 13D referred to below are amended and supplemented by the addition of the information indicated:


         Item 3.  Source and Amount of Funds or Other Consideration.

         On August 12, 1999, the Company acquired 650,220 newly issued shares of the common stock (the "Common Stock"), par value $0.01 per share, of Todhunter International, Inc. ("Todhunter") from Todhunter for total consideration of $6,502,200. The Company paid for such shares of the Common Stock with certain of the proceeds obtained by the Company from the sale of commercial paper issued by the Company and Angostura Holdings Limited ("Holdings") and purchased by Citibank Trinidad & Tobago Ltd., a company organized under the laws of Trinidad and Tobago. A copy of the commercial paper instrument of the Company and Holdings is included herein as Exhibit 3.

         Item 4.  Purpose of Transaction.

         The Company has acquired the shares of Todhunter for investment purposes.

         Item 5.  Interest in Securities of the Issuer.

         (a)-(c). The Company owns, in the aggregate, 1,650,220 shares of the Common Stock. This accounts for 30.0% of the issued and outstanding shares of the Common Stock.

         On August 12, 1999, the Company purchased 650,220 shares of the Common Stock from Todhunter pursuant to that certain Stock Purchase Agreement, dated as of August 10, 1999, between the Company and Todhunter, a copy of which is included herein as Exhibit 4. On July 21, 1999, the Company purchased 1,000,000 shares of the Common Stock from A. Kenneth Pincourt, Jr., the Chairman and Chief Executive Officer of Todhunter, pursuant to that certain Stock Purchase Agreement, dated July 21, 1999, between the Company and Mr. Pincourt.

         Holdings, CL Financial Limited ("CL Financial") and Dalco Capital Management Company Limited ("Dalco") disclaim beneficial ownership of the 1,650,220 shares of the Common Stock owned by the Company. Neither Holdings, CL Financial, Dalco nor any of their respective directors or executive officers (i) beneficially owns or has a right to acquire any shares of the Common Stock, or
(ii) has otherwise effected any transaction in the Common Stock during the past 60 days.

         Item 7.  Material to be Filed As Exhibits.

Exhibit.          Description.

1.                Commercial Paper Instrument of the Company and Holdings*

2.                Stock Purchase Agreement*

3.                Commercial Paper Instrument of the Company and Holdings**

4.                Stock Purchase Agreement (Todhunter)**
----------
 * Previously filed.
** Filed herewith.



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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 12, 1999                 Angostura Limited


                                         By:      /s/ Godfrey D. Bain
                                                  Name:    Godfrey D. Bain
                                                  Title:   Executive Director
                                                           of Finance; Member,
                                                           Board of Directors




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                                  EXHIBIT INDEX


Exhibit

1.       Commercial Paper Instrument of the Company and Holdings*

2.       Stock Purchase Agreement*

3.       Commercial Paper Instrument of the Company and Holdings**

4.       Stock Purchase Agreement (Todhunter)**
----------
 * Previously filed.
** Filed herewith.